Exhibit 99.2

RYB Appoints New Chief Financial Officer

BEIJING, May 29, 2019 /PRNewswire/ — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, announced today that it has appointed Mr. Hao Gu as its Chief Financial Officer, effective June 1, 2019.  Mr. Gu will succeed Ms. Ping Wei, who has decided to retire from the role of Chief Financial Officer which she took in 2017.  Ms. Wei will continue to serve RYB as an senior advisor.

Ms. Yanlai Shi, Chief Executive Officer, Co-founder and Executive Director, said, “On behalf of the Board of Directors and management team, I would like to thank Ping for her contributions and tireless work at RYB. We look forward to continuing to work with Ping in her new advisory role with the Company. I would also like to warmly welcome Hao to the Company. He brings to us over a decade of leadership experience in investment banking, corporate finance, capital markets and mergers and acquisitions.  I am confident his leadership and deep financial background will make him an invaluable addition to the RYB team as together we execute on our numerous growth initiatives.”

“I am both honored and excited to join RYB as its Chief Financial Officer,” said Mr. Gu.  “I have tremendous respect for the Company’s senior management and the pioneering path they have blazed in the early childhood education industry in China.  The mission to provide individualized, age-appropriate high quality education to children is important to me. I am looking forward to help leading the Company as we continue to capture growth opportunities in this exciting market space.”

Prior to joining RYB, Mr. Gu worked as an executive director of the Asia Pacific Telecom, Media and Technology team in UBS AG’s Investment Banking Division in Hong Kong.  Prior to that, Mr. Gu was part of the the Asia Pacific Telecom, Media and Technology Investment Banking team at Credit Suisse, where he worked on various important capital markets and M&A transactions.

Mr. Gu received an MBA from Cornell University and a bachelor’s degree from the Beijing Foreign Studies University.

About RYB Education, Inc.

Founded on the core values of ‘‘Care’’ and ‘‘Responsibility,’’ “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its nearly two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

Tel: 86-10-8767-5752

E-mail:  ir@rybbaby.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com